Mintz Levin Cohn Ferris Glovsky and Popeo PC	Boston Washington Reston New York New Haven Los Angeles London	Chrysler Center 666 Third Avenue New York, New York 10017 212 935 3000 212 983 3115 fax www.mintz.com

Fax Cover Sheet

Date:	October 16, 2007
From:	Jeffrey P. Schultz Direct Dial 212 692 6732 jschultz@mintz.com

To:
Name	Company	Business #	Fax #
Brian Bandari	Securities and Exchange Commission	(202) 551-3390	(202) 772-9206

Message:

Re: Secure America Acquisition Corp. Form S-1/A

Attached is the revised analysis for previous comment #5 resulting from the change in the warrant exercise price. Please let us know if this is acceptable to you.

Thanks and regards,
Jeff

We are sending a total of 3 pages, including this cover sheet.

Please call us at 212.692.6826, if you experience any problems.

STATEMENT OF CONFIDENTIALITY
THE INFORMATION CONTAINED IN THIS FAX IS INTENDED FOR THE EXCLUSIVE USE OF THE ADDRESSEE AND MAY CONTAIN CONFIDENTIAL OR PRIVILEGED INFORMATION. IF YOU ARE NOT THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY FORM OR DISSEMINATION OF THIS COMMUNICATION IS STRICTLY PROHIBITED. IF THIS FAX WAS SENT IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY PHONE.

The Company has concluded the warrants to be sold in the private placement to management for $1.00 per warrant will not result in a compensation expense because the $1.00 sales price equals at least the fair value of the warrants.  The Company has calculated the fair value of the warrants largely taking into consideration the trading history of warrants of similar-type transactions (subsequent to the separation of the components to the units) and to a smaller extent various features applicable to the private placement warrants that support the $1.00 purchase price per warrant.  In determining the market value of the warrant, the Company has analyzed a sample of similar-type transactions consummated during the last six months and in doing so reviewed the trading price of the public warrants.  The average trading price on the first day of trading following separation of the units for public warrants of special purpose acquisition companies with a Unit offering price of $8.00 and a warrant exercise price of $6.00 is $0.84.  The average trading price on the first day of trading following separation of the units for public warrants of special purpose acquisition companies with a Unit offering price of $8.00 and a warrant exercise price of either $5.00 or $5.50 is $0.94.  The Company has concluded that since the lowering of the warrant exercise price of $0.75 has had a minimal impact on the trading price of the public warrants of such special purpose acquisition companies, then the Company’s public warrants, with an exercise price of $5.25, can be reasonably valued at $1.00 or less. Attached hereto is a schedule of the companies analyzed and their closing prices on the first day of trading after separation of the units.

In addition, it should also be recognized in determining the fair value of the private placement warrants that one must consider certain features that actually support the application of a discount to fair market value.  Neither these warrants, nor the underlying shares of common stock, are transferable until consummation of a business combination and they cannot be transferred in the public market unless registered under the Securities Act of 1933, as amended ("Act").  This is in contrast to the public warrants, which are transferable by the holders immediately upon separation of the units, the result of which is that such holders will have the opportunity to trade such warrants in the public market prior to the consummation of the business combination and realize a profit during such period, which the holders of the private placement warrants will not have.  The illiquid founders' warrants are not worth more than the publicly registered warrants.

Secure America Acquisition Corporation
Comparison of Similar Blank Check Company Warrant Closing Price
Based on First Day of Trading

		Unit	Strike	First Trade	Closing
Company	Symbol	Price	Price	Date	Price

MBF Healthcare	MBH.WS	$8.00	$6.00	7/2/2007	$0.90
Advanced Technology	AXC.WS	$8.00	$6.00	7/11/2007	$0.78
KBL Healthcare III	KHA.WS	$8.00	$6.00	8/1/2007	$0.75
Santa Monica Media Corp	MEJ.WS	$8.00	$6.00	4/18/2007	$0.64
Tailwind Financial	TNF.WS	$8.00	$6.00	5/16/2007	$0.85
Columbus Acquisition	BUS.WS	$8.00	$6.00	5/30/2007	$0.85
China Fortune	CFAWF	$8.00	$6.00	8/9/2007	$1.05
Arcade	ACDQW	$8.00	$6.00	6/14/2007	$0.90
Apex Bioventures	PEX.WS	$8.00	$6.00	6/20/2007	$0.80

	High	Low			Average
Range	$1.05	$0.64			$0.84

		Unit	Strike	First Trade	Closing
Company	Symbol	Price	Price	Date	Price

Media and Entertainment	TVHWS	$8.00	$5.00	4/9/2007	$0.82
Vector Intersect Security	VTRQW	$8.00	$5.00	8/20/2007	$0.95
Trans Tech Services	TTSPW	$8.00	$5.00	7/3/2007	$1.02
Stone Leigh Partners	SOCWS	$8.00	$5.50	6/26/2007	$0.92
Alyst Acquisition	AYAWS	$8.00	$5.00	7/16/2007	$0.82
InterAmerican	IAQGW	$8.00	$5.00	9/20/2007	$1.10

	High	Low			Average
Range	$1.10	$0.82			$0.94